February 28, 2012

EXHIBIT 99.1

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2012.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2012	2011
Net assets:
Gold bullion, at market, average cost $1,355,145,634	$2,955,459,757	2,918,177,581
Silver bullion, at market, average cost $964,091,381	2,585,993,864	2,635,250,890
Cash and short-term deposits	67,565,611	72,623,606
Interest receivable and other	87,791	71,131
Prepaid bullion insurance	31,250	62,500
	5,609,138,273	5,626,185,708
Accrued liabilities	(4,276,490)	(2,765,500)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$5,604,861,783	5,620,875,881
Represented by:
Capital stock Class A shares issued: 254,432,713	$2,419,583,150	2,419,583,150
Common shares issued: 40,000	19,458	19,458
	2,419,602,608	2,419,602,608
Retained earnings inclusive of unrealized appreciation of holdings	3,185,259,175	3,201,273,273
	$5,604,861,783	5,620,875,881

Net asset value per share:
Class A shares	$22.03	22.09
Common shares	$19.03	19.09
Exchange rate: U.S. $1.00 = Cdn.	$1.0052	0.9935

Net asset value per share expressed in Canadian dollars:
Class A shares	$22.14	21.95
Common shares	$19.12	18.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2011 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $16.0 million during the three months ended January 31, 2012 primarily as a result of a 1.9% decrease in the price of silver. The price of gold increased by 1.3% during the same period.

CENTRAL FUND OF CANADA LIMITED

Statements of Income

(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2012	2011
Income:
Interest	$42,858	56,146
Change in unrealized appreciation of holdings	(11,982,693)	255,345,124
Total income (loss)	(11,939,835)	255,401,270
Expenses:
Administration fees	2,328,960	1,924,136
Safekeeping, insurance and bank charges	1,509,506	1,156,280
Shareholder information	56,770	67,674
Directors’ fees and expenses	51,814	46,172
Legal fees	41,138	44,063
Stock exchange fees	38,301	37,419
Accounting fees	26,500	43,819
Registrar and transfer agent fees	21,212	16,967
Miscellaneous	62	-
Total expenses	4,074,263	3,336,530
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(16,014,098)	252,064,740
Net income (loss) per share:
Class A shares	$(0.06)	1.06
Common shares	$(0.06)	1.06

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2012 was $16.0 million compared to net income of $252.1 million for the comparative period in 2011. A majority of the net loss was a result of the change in the unrealized appreciation of holdings during the period. The price of gold increased by 1.3% during the three months ended January 31, 2012, while the price of silver decreased by 1.9% during the period. Certain expenses, such as administration fees, which are scaled, and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, increased during the three month period ended January 31, 2012 to $2.3 million, from $1.9 million for the comparative period in 2011 as a direct result of the higher level of net assets under administration. Similarly, safekeeping fees increased to $1.5 million from $1.2 million during the same period.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month periods ended January 31, 2012 and 2011 remained unchanged at 0.08%. For the twelve month period ended January 31, 2012, the expense ratio was 0.30% compared to 0.31% for the twelve month period ended January 31, 2011.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At January 31, 2012, the Class A shares of Central Fund were backed 98.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878